Exhibit 99.1

PRESS RELEASE

ERYTECH Sells U.S. Manufacturing Facility

and Enters Long-Term Supply Agreement

with Catalent

•	Catalent acquired ERYTECH’s U.S. cell therapy manufacturing facility for a total consideration of USD 44.5 million

•	ERYTECH and Catalent to enter into a long-term supply agreement for clinical and commercial supply of eryaspase (GRASPA®)

•	Transaction expected to reduce operating expenses for ERYTECH

•	Transaction brings ERYTECH’s cash to approximately EUR 55 million (USD 60 million), and extends cash runway to mid-2024

•	ERYTECH is evaluating valuable strategic options to leverage its ERYCAPS® platform and its development and manufacturing capabilities with complementary assets and/or a broader corporate transaction

Cambridge, MA (U.S.) and Lyon (France), April 25, 2022 – ERYTECH Pharma (Euronext Paris: ERYP—Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced the sale of its U.S. manufacturing facility to Catalent, a leading contract development and manufacturing organization (CDMO) in advanced therapies.

Under the terms of an asset purchase agreement between ERYTECH and Catalent (the “APA”), Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total consideration of $44.5 million. ERYTECH’s current staff at the site of approximately 40 people will be offered Catalent’s employment.

The parties will also enter into a long-term supply agreement, under which Catalent will manufacture ERYTECH’s lead product candidate eryaspase (GRASPA®) for clinical and commercial supply in the United States. ERYTECH has a Phase 1 trial in first-line pancreatic cancer ongoing in the United States and is in a continued dialogue with the U.S. FDA regarding a potential BLA submission for GRASPA® in hypersensititve ALL, now targeted in the third quarter of 2022, subject to FDA agreement on remaining outstanding information requests.

Catalent will also offer their expertise in late-stage and commercial manufacturing of advanced therapy medicinal products with respect to product characterization, commercial production, regulatory inspections, and approvals.

ERYTECH’s Princeton facility is a 30,900 sqft cutting edge manufacturing facility, designed with the flexibility to expand to support various cell therapy production requirements and capacities. Catalent intends to expand the Princeton site and leverage ERYTECH’s experienced staff to manufacture a broader portfolio of cell therapies. ERYTECH will retain its manufacturing site in Lyon, France and its expertise and capabilities in manufacturing process science to continue innovating in cell therapy manufacturing.

“In Catalent we have found a great partner for the manufacturing of our innovative red blood cell derived products, and we believe that this strategic partnership will meet our long-term manufacturing needs in the United States,” commented Gil Beyen, Chief Executive Officer of ERYTECH, “As we are turning this important page for ERYTECH, I wish to thank our entire Princeton team very much for their talent and dedication in building and developing our flagship facility since its inception in 2018. ERYTECH will now further focus capital resources on the development of potentially transformative therapeutics for serious diseases. We are also continuing to evaluate further strategic options for the company, including additional partnerships and addition of complementary assets, through which we can leverage our ERYCAPS® platform and our development and manufacturing capabilities.”

“This acquisition is strategically important to Catalent’s commitment to support the development, clinical, and commercial supply of cell therapies to meet rapidly growing demand,” said Manja Boerman, Ph.D., President, Catalent Cell & Gene Therapy. “The talented and experienced staff already employed at the facility, the capabilities it has in place, and the opportunity to quickly add further capacity on the same site, allows Catalent to expand rapidly to create a U.S. campus and center of excellence for cell therapy development and manufacturing that will serve customers around the world.”

ERYTECH reported cash and cash equivalents of €33.7 million ($38.1 million) as of December 31, 2021. Upon closing of the transaction, ERYTECH’s cash and cash equivalents are expected to be approximately €55 million ($60 million) with the addition of the $44.5 million (€40.8 million) purchase price payment. With a reduction in yearly cash disbursements of approximately $7.5 million related to running costs of the Princeton facility, this cash position is expected to fund ERYTECH’s operations under its current configuration to mid-2024.

KEY TRANSACTION TERMS

In connection with the transaction, ERYTECH’s board of directors has established an ad hoc committee in order to review the indications of interests received by ERYTECH and to issue a recommendation to its board of directors. After having assessed the transaction and potential strategic alternatives, ERYTECH’s board of directors has unanimously approved it on the basis, inter alia, of the recommendation of the ad hoc committee and the opinion of its works council.

Pursuant to the APA, Catalent paid a total consideration of $44.5 million to ERYTECH.

Pursuant to the APA, ERYTECH has made certain representations and warranties on the transferred assets. ERYTECH has also agreed to certain customary covenants and restrictions with respect to assets and liabilities comprising the transaction consistent with a transaction of this nature.

The parties will also enter into a long-term supply agreement for the manufacturing and supply of the lead product candidate eryaspase (GRASPA®) by Catalent to ERYTECH.

Duane Morris is serving as legal counsel to Catalent. Cooley LLP and Gide Loyrette Nouel A.A.R.P.I. are serving as legal counsel to ERYTECH. Torreya Capital LLC is serving as exclusive financial advisor to ERYTECH.

About Catalent

Catalent is the global leader in enabling pharma, biotech, and consumer health partners to optimize product development, launch, and full life-cycle supply for patients around the world. With broad and deep scale and expertise in development sciences, delivery technologies, and multi-modality manufacturing, Catalent is a preferred industry partner for personalized medicines, consumer health brand extensions, and blockbuster drugs.

About Catalent Cell & Gene Therapy

Catalent Cell & Gene Therapy is an industry-leading technology, development, and manufacturing partner for advanced therapeutics. Its comprehensive cell therapy portfolio includes a wide range of expertise across a variety of cell types including CAR-T, TCR, TILs, NKs, iPSCs, and MSCs. With deep expertise in viral vector development, scale-up and manufacturing for gene therapies, Catalent is a full-service partner for plasmid DNA, adeno-associated viral (AAV), lentiviral and other viral vectors, oncolytic viruses, and live virus vaccines. An experienced and innovative partner, Catalent Cell & Gene Therapy has a global network of dedicated, small- and large-scale clinical and commercial manufacturing facilities, including an FDA-licensed viral vector facility, and fill/finish capabilities located in both the U.S. and Europe.

About ERYTECH and GRASPA®

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase (GRASPA®), which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. The proof of concept of eryaspase as a cancer metabolism agent was established in different trials in acute lymphoblastic leukemia (ALL) and pancreatic cancer. An investigator sponsored Phase 2 trial (IST) evaluating the use of eryaspase in ALL patients who developed hypersensitivity reactions to pegylated asparaginase recently reported positive results, based on which the Company intends to request approval in the United States and potentially other territories. The Company is also pursuing a Phase 1 investigator-sponsored clinical trial in first-line pancreatic cancer.

Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer and treatment of acute lymphoblastic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL. Eryaspase is not an approved medicine.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States through its long-term supply agreement with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy, expansion of manufacturing capacity and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding the ERYTECH’s business strategy including the timing of the closing of the proposed transaction; the achievement of certain regulatory and commercial milestones; ERYTECH’s anticipated manufacturing capacity and ability to meet future demand and ERYTECH’s anticipated cash runway and sufficiency of cash resources. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the APA or failure to close the transaction; (2) the institution or outcome of any legal proceedings that may be instituted against Catalent or ERYTECH following the announcement of the proposed transaction; (3) the inability of the parties to complete the proposed transaction, including due to the failure to satisfy the conditions to closing the transaction; (4) the failure to achieve certain regulatory and commercial milestones; (5) the impact of the COVID-19 pandemic on ERYTECH’s business and/or the ability of the parties to complete the proposed transaction; (6) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the ability to recognize the anticipated benefits of the proposed transaction; (9) changes in applicable laws or regulations; (10) costs related to the proposed transaction; (11) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2020 Document d’Enregistrement Universel filed with the AMF in March 2021 and its subsequent amendments and in the Company’s Annual Report on Form 20-F filed with the SEC on March 8, 2021 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.